UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 12, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Surgical Holdings, Inc.

File No. 000-50354 - CF# 25831

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American Surgical Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 20, 2010.

Based on representations by American Surgical Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 18, 2015
Exhibit 10.2	through October 18, 2015
Exhibit 10.3	through October 18, 2015
Exhibit 10.4	through October 18, 2015
Exhibit 10.5	through October 18, 2015
Exhibit 10.6	through October 18, 2015
Exhibit 10.7	through October 18, 2015
Exhibit 10.8	through October 18, 2015
Exhibit 10.9	through October 18, 2015
Exhibit 10.10	through October 18, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel